UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Lombard Medical, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

KYG555981094
(CUSIP Number)

MicroPort Scientific Corporation 1601 Zhangdong Road Z.J. Hi-Tech Park Shanghai 201203 P.R. China Phone: (86)(21) 38954600 Attention: Board Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. KYG555981094	Page 2 of 11

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).
MicroPort Scientific Corporation
2.	Check the Appropriate Box if a Member of a Group
a)	☒
b)	☐
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	16,046,460*
	8.	Shared Voting Power	8,064,516
	9.	Sole Dispositive Power	16,046,460*
	10.	Shared Dispositive Power	8,064,516
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,046,460*
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
	13.	Percent of Class Represented by Amount in Row (11)
40.98%**
	14.	Type of Reporting Person
CO

* Based on (i) 4,838,710 shares of ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Lombard Medical, Inc. (the “Issuer”) deemed beneficially owned by MicroPort Scientific Corporation (“MP”) pursuant to the Shares (as defined below) issued to MicrPort NeuroTech Corp. (“MP NeuroTech”) in accordance with the Investment Agreement (as defined below) with MP having sole voting and dispositive powers over 60% of the Shares in accordance with its 60% equity ownership of MP NeuroTech, plus (ii) 11,207,750 shares of Ordinary Shares issuable under the Convertible Note (as defined below) pursuant to its 80% equity ownership of MicroPort NeuroTech CHINA Corp. Limited (“MP NeuroTech China”) and the voting proxy it holds with respect to New Alliance FF Limited (“New Alliance”). On December 19, 2016, MP NeuroTech China was issued a $10 million convertible note by the Issuer under the Investment Agreement (the “Convertible Note”). The calculation of the 11,207,750 shares is based on the maximum number of shares of Ordinary Shares that the Convertible Note is convertible into within 60 days of the filing of this Schedule 13D. The calculation of such maximum number is based on the interest rate of the Convertible Note, which is the 6-month LIBOR rate as of December 1, 2016 of 1.29100% plus 4%. The conversion price for the Convertible Note is $.90 per Ordinary Share. Reference the separate Schedule 13D filed by MP with the Securities and Exchange Commission on the date hereof for additional details about its beneficial ownership relating to the Convertible Note.

CUSIP No. KYG555981094	Page 3 of 11

**Based on 39,158,230 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued under the Investment Agreement, plus (iii) 11,207,750 shares of Ordinary Shares issuable under the Convertible Note within 60 days of the filing of this Schedule 13D that may be deemed to be beneficially owned by MP due to its 80% equity ownership of MP NeuroTech China and the voting proxy from New Alliance.

CUSIP No. KYG555981094	Page 4 of 11

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).
Lead Power Global Limited
2.	Check the Appropriate Box if a Member of a Group
c)	☒
d)	☐
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,612,903***
	8.	Shared Voting Power	8,064,516
	9.	Sole Dispositive Power	1,612,903***
	10.	Shared Dispositive Power	8,064,516
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,612,903***
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares^^		☒
	13.	Percent of Class Represented by Amount in Row (11)
5.77%****
	14.	Type of Reporting Person
IV

***Represents 20% of the Shares as Lead Power Global Limited (“Lead Power”) has sole voting and dispositive powers over 20% of the Shares in accordance with its 20% equity ownership of MP NeuroTech.

**** Based on 27,950,480 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued pursuant to the Investment Agreement. Lead Power has no beneficial ownership of the Convertible Note and therefore the Ordinary Shares issuable within 60 days thereunder are not included in the calculation.

^^ Lead Power specifically disclaims beneficial ownership of the portion of the Shares deemed beneficially owned by MP and Maxwell Maxcare.

CUSIP No. KYG555981094	Page 5 of 11

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).
Maxwell Maxcare Science Foundation Limited
2.	Check the Appropriate Box if a Member of a Group
e)	☒
f)	☐
3.	SEC Use Only
4.	Source of Funds
WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,612,903*****
	8.	Shared Voting Power	8,064,516
	9.	Sole Dispositive Power	1,612,903*****
	10.	Shared Dispositive Power	8,064,516
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,612,903*****
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares^^		☒
	13.	Percent of Class Represented by Amount in Row (11)
5.77%****
	14.	Type of Reporting Person
IV

**** Based on 27,950,480 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued pursuant to the Investment Agreement. Maxwell Maxcare Science Foundation Limited (“Maxwell Maxcare”) has no beneficial ownership of the Convertible Note and therefore the Ordinary Shares issuable within 60 days thereunder are not included in the calculation.

CUSIP No. KYG555981094	Page 6 of 6

*****Represents 20% of the Shares as Maxwell Maxcare has sole voting and dispositive powers over 20% of the Shares in accordance with its 20% equity ownership of MP NeuroTech.

^^Maxwell Maxare specifically disclaims beneficial ownership of the portion of the Shares deemed beneficially owned by MP and Lead Power.

CUSIP No. KYG555981094	Page 7 of 11

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only).
MicroPort NeuroTech Corp.
2.	Check the Appropriate Box if a Member of a Group
g)	☒
h)	☐
3.	SEC Use Only
4.	Source of Funds
AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,064,516
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,064,516
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,064,516
	12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
	13.	Percent of Class Represented by Amount in Row (11)
28.85%****
	14.	Type of Reporting Person
CO

**** Based on 27,950,480 shares of Ordinary Shares outstanding as of the date of filing of this Schedule 13D, consisting of (i) 19,885,964 shares of Ordinary Shares outstanding as of December 31, 2015, as disclosed by the Issuer on February 22, 2016, plus (ii) the Shares issued pursuant to the Investment Agreement. MP NeuroTech has no beneficial ownership of the Convertible Note and therefore the Ordinary Shares issuable within 60 days thereunder are not included in the calculation.

CUSIP No. KYG555981094	Page 8 of 11

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at Lombard Medical House, 4 Trident Park, Didcot, Oxfordshire OX11 7HJ, United Kingdom.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by (1) MP, a company incorporated in Cayman Islands Corporation with limited liability, (2) Lead Power, a company incorporated in British Virgin Islands with limited liability, (3) Maxwell Maxcare, a company incorporated in Hong Kong with limited liability, and (4) MP NeuroTech, a company incorporated in British Virgin Islands with limited liability (collectively, “the Reporting Persons”).

The principal business of MP is medical technology company and its address is 1601 Zhang Dong Rd., ZJ Hi-Tech Park Shanghai 201203, P. R. China.

The principal business of Lead Power is investing in various companies and its address is P.O. Box 957, Offshore Incorporations Centre, Road Town Tortola, British Virgin Islands.

The principal business of Maxwell Maxcare is investing in various companies and its address is Rooms 1009-1012, 10/F., K. Wah Centre, 191 Java Road, North Point, Hong Kong.

The principal business of MicroPort NeuroTech is investing in various companies and its address is P.O. Box 3340, Road Town, Tortola, British Virgin Island.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

On December 18, 2016, Issuer entered into an investment agreement (the “Investment Agreement”) with MP NeuroTech and MP NeuroTech China (and together with MP NeuroTech, “MicroPort”).

Pursuant to the Investment Agreement, MP NeuroTech purchased $5 million of Ordinary Shares of the Issuer at $0.62 per share, totaling 8,064,516 shares (the “Shares”).

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the Reporting Persons. No borrowed funds were used to purchase the Shares.

CUSIP No. KYG555981094	Page 9 of 11

Item 4.     Purpose of Transaction

The acquisition of the Shares set forth in this Schedule 13D is for investment purposes, subject to the following:

Pursuant to the Investment Agreement, the Issuer will nominate two representatives of MicroPort for election to its board of directors so long as MicroPort owns at least 10% of the outstanding Ordinary Shares of the Issuer as of the date of the Investment Agreement (but in any event through the 3rd anniversary of the closing of the transactions contemplated by the Investment Agreement). Subject to certain limitations and applicable law, if the Issuer proposes to offer or sell any new securities, the Issuer shall first offer the pro rata portion of such new securities to MicroPort. Subject to certain limitations, in the event any shareholder of the Issuer proposes to sell ordinary shares through a bona fide registered offering by the Issuer, the Issuer shall use reasonable best efforts to cause MicroPort to have the right and a reasonable period of time to acquire the Ordinary Shares being offered in such registered offering on the price and terms available under such registered offering; provided that this right will not be interpreted to conflict with any preexisting obligation the Issuer may have to support any sale by such shareholder in an underwritten offer or other sale.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and business strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the Investment Agreement, a copy of which was filed as Exhibit 10.1 to the Report on 6-K filed by the Issuer on December 19, 2016 with the Securities and Exchange Commission and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b)

Reporting Persons	Number of Ordinary Shares with Sole Voting Power	Number of Ordinary Shares with Shared Voting Power	Number of Ordinary Shares with Sole Voting Power	Number of Ordinary Shares with Shared Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
MicroPort Scientific Corporation	16,046,460	8,064,516	16,046,460	8,064,516	16,046,460	40.98%
Lead Power Global Limited	1,612,903	8,064,516	1,612,903	8,064,516	1,612,903^^	5.77%%
Maxwell Maxcare Science Foundation Limited	1,612,903	8,064,516	1,612,903	8,064,516	1,612,903^^	5.77%
MicroPort NeuroTech Corp.	0	8,064,516	0	8,064,516	8,064,516	28.85%

CUSIP No. KYG555981094	Page 10 of 11

^^ Lead Power specifically disclaims beneficial ownership of the portion of the Shares deemed beneficially owned by MP and Maxwell Maxcare, as well as the Ordinary Shares issuable under the Convertible Note. Maxwell Maxare specifically disclaims beneficial ownership of the portion of the Shares deemed beneficially owned by MP and Lead Power, as well as the Ordinary Shares issuable under the Convertible Note.

(c)

Other than the shares reported herein, none of Lead Power, Maxwell Maxcare or MP NeuroTech has effected any transactions involving the Ordinary Shares in the 60 days prior to the filing of this Schedule 13D. With respect to MP, as noted earlier, on December 19, 2016, MP NeuroTech China was issued a Convertible Note by the Issuer under the Investment Agreement. MP may be deemed to beneficially own 11,207,750 shares of the Ordinary Shares that the Convertible Note is convertible into within 60 days of the filing of this Schedule 13D as a result of its 80% equity interest of MP NeuroTech China and the voting proxy from New Alliance. Reference the separate Schedule 13D filed by MP on the date hereof for additional details about its beneficial ownership relating to the Convertible Note.

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Reporting Persons’ acquisition of the Shares, the Investment Agreement provides certain rights to the Reporting Persons. The description of the Investment Agreement set forth in Item 4 is incorporated in this Item 6 by reference.

MP, Lead Power and Maxwell Maxcare have 60%, 20% and 20% equity ownership in MP NeuroTech, respectively. Each entity also has sole voting and dispositive powers over the Shares in the same proportion as its percentage equity ownership in MP NeuroTech.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.1	Joint Filing Agreement, dated December 27, 2016, by and among MicroPort Scientific Corporation, Lead Power Global Limited, Maxwell Maxcare Science Foundation Limited and MicroPort NeuroTech Corp.
Exhibit 10.1

Investment Agreement, dated December 18, 2016, Lombard Medical, Inc., MP NeuroTech and MicroPort NeuroTech CHINA Corp LIMITED (filed as Exhibit 10.1 to the Report on 6-K filed by the Issuer on December 19, 2016 with the Securities and Exchange Commission and incorporated herein by reference).

CUSIP No. KYG555981094	Page 11 of 11

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 27, 2016

MicroPort Scientific Corporation

By:	/s/ Dr. Zhaohua Chang

Name / Title: Dr. Zhaohua Chang, Executive Director

Lead Power Global Limited

By:	/s/ Xu Yimin

Name / Title: Xu Yimin, Director

Maxwell Maxcare Science Foundation Limited

By:	/s/ Dong Yun Xiao

Name / Title: Dong Yun Xiao, Director

MicroPort NeuroTech Corp.

By:	/s/ Dr. Zhaohua Chang

Name / Title: Dr. Zhaohua Chang, Director